Issuer Free Writing Prospectus

(relating to Preliminary Prospectus Supplement dated

May 3, 2021 and Prospectus dated April 26, 2021)

Filed pursuant to Rule 433

Registration Number 333-255513

General Dynamics Corporation

Pricing Term Sheet

May 3, 2021

$500,000,000 1.150% Notes due 2026

$500,000,000 2.250% Notes due 2031

$500,000,000 2.850% Notes due 2041

Issuer:	General Dynamics Corporation (the “Company”)

Guarantors:	American Overseas Marine Company, LLC; Bath Iron Works Corporation; Electric Boat Corporation; General Dynamics Government Systems Corporation; General Dynamics Land Systems Inc.; General Dynamics Ordnance and Tactical Systems, Inc.; General Dynamics-OTS, Inc.; Gulfstream Aerospace Corporation; and National Steel and Shipbuilding Company

Expected Ratings:*	A2 (negative outlook) / A- (stable outlook) (Moody’s / S&P)

Security Type:	Senior Unsecured Notes

Securities:	1.150% Notes due 2026 (the “2026 Notes”) 2.250% Notes due 2031 (the “2031 Notes”) 2.850% Notes due 2041 (the “2041 Notes”)

Principal Amount:	2026 Notes: $500,000,000 2031 Notes: $500,000,000 2041 Notes: $500,000,000

Maturity:	2026 Notes: June 1, 2026 2031 Notes: June 1, 2031 2041 Notes: June 1, 2041

Coupon (Interest Rate):	2026 Notes: 1.150% 2031 Notes: 2.250% 2041 Notes: 2.850%

Price to Public:	2026 Notes: 99.843% of the principal amount 2031 Notes: 99.910% of the principal amount 2041 Notes: 99.650% of the principal amount

Day Count Convention:	30 / 360

Use of Proceeds	The Company intends to use the net proceeds from this offering, together with cash on hand (which includes proceeds from recent borrowings under its commercial paper program), to repay upon maturity $2.0 billion principal amount of its 3.000% Notes due 2021 and $0.5 billion principal amount of its Floating Rate Notes due 2021 and/or for general corporate purposes. Pending their application, the Company may invest the net proceeds of the offering in short-term investments, including marketable securities.

Conflicts of Interest:	Certain of the underwriters and/or certain of their respective affiliates may receive more than 5% of the net proceeds of this offering, not including underwriting compensation, thus creating a conflict of interest within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. The appointment of a “qualified independent underwriter” is not necessary in connection with this offering as the notes are investment grade rated securities.

Yield to Maturity:	2026 Notes: 1.182% 2031 Notes: 2.260% 2041 Notes: 2.873%

Spread to Benchmark Treasury:	2026 Notes: +35 bps 2031 Notes: +65 bps 2041 Notes: +70 bps

Benchmark Treasury:	2026 Notes: 0.750% due April 30, 2026 2031 Notes: 1.125% due February 15, 2031 2041 Notes: 1.875% due February 15, 2041

Benchmark Treasury Price / Yield:	2026 Notes: 99-19 1⁄4 / 0.832% 2031 Notes: 95-20 / 1.610% 2041 Notes: 95-07+ / 2.173%

Interest Payment Dates:

2026 Notes: Semi-annually on June 1 and December 1 of each year, beginning on December 1, 2021
2031 Notes: Semi-annually on June 1 and December 1 of each year, beginning on December 1, 2021

2041 Notes: Semi-annually on June 1 and December 1 of each year, beginning on December 1, 2021

Make-Whole Call:	2026 Notes: +7.5 bps 2031 Notes: +10 bps 2041 Notes: +12.5 bps

Par Call:

2026 Notes: On or after May 1, 2026 (one month prior to the maturity date)

2031 Notes: On or after March 1, 2031 (three months prior to the maturity date)
2041 Notes: On or after December 1, 2040 (six months prior to the maturity date)

Trade Date:	May 3, 2021

Settlement Date**:	May 10, 2021 (T+5)

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2026 Notes: 369550 BN7 / US369550BN70 2031 Notes: 369550 BP2 / US369550BP29 2041 Notes: 369550 BQ0 / US369550BQ02

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BBVA Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC

Senior Co-Managers:	Lloyds Securities Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	Scotia Capital (USA) Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. TD Securities (USA) LLC Academy Securities, Inc. Blaylock Van, LLC Drexel Hamilton, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade those notes prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by General Dynamics Corporation on May 3, 2021 (the “Preliminary Prospectus Supplement”) relating to its Prospectus dated April 26, 2021. Terms used and not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

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